September 5, 2017

VIA EDGAR

United States Securities and Exchange Commission VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo

Re: Entranet, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 20, 2017

File No. 333-215446

Ladies and Gentlemen:

Entranet, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 2”) relating to the issuance by the Company of 1,323,472 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated August 30, 2017 regarding your review the amended Registration Statement, which was filed with the Commission on July 20, 2017.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary

The Offering, page 8

1.	Your revised disclosure here appears to indicate that you will be issuing new shares in connection with this offering, as opposed to registering the resale of already issued and outstanding shares. In this regard, you disclose that you will have 27,875,000 shares of common stock outstanding before the offering and 29,271,427 shares of common stock outstanding after the offering. Please revise to correct this apparent discrepancy or advise. Additionally, on page 6 and elsewhere, you disclose that you currently have 29,353,472 shares of common stock outstanding (as opposed to 29,271,427 shares). Please ensure that disclosure concerning your number of shares outstanding is consistent throughout your prospectus.

The inconsistency was inadvertent. We are not issuing any new shares pursuant to the Registration Statement. We currently have 29,271,427 shares issued and outstanding. We have corrected throughout.

Exhibits

Exhibit 5.1, page 78

2.	We note that you have amended the registration statement so that it now covers the resale of up to 1,471,472 shares of your common stock. As a result, please include a revised legality opinion that speaks to this increased number of shares.

Per our response, the number provided in counsel’s opinion is correct as there are no additional shares being registered pursuant to the Registration Statement.

Signatures, page 80

3.	We note that you have four directors. Form S-1 requires the signatures of at least a majority of your board of directors. Please revise to provide these signatures. See Instruction 1 to Signatures of Form S-1.

We have added the signatures of all 4 members of the Board of Directors.

The Company hereby acknowledges:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Entranet, Inc.

By:	/s/ Eleftherios Papageorgiou
Eleftherios Papageorgiou
Chief Executive Officer

cc: William Eilers, Esq., Counsel